================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             -----------------------
                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                             Black Hills Corporation
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                 $1.00 par value
                                 ---------------
                         (Title of Class of Securities)

                                    092113109
                             -----------------------
                                 (CUSIP Number)

                               Gerald R. Forsythe
                              1111 S. Willis Avenue
                            Wheeling, Illinois 60090
                              Tel. No. 847-459-4140

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2000
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 092113109                       13D   Page    2     of    14     Pages
         ---------------------                       --------    --------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gerald R. Forsythe
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUND*
              SC, PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
          ---------------------------------------------------------------------

                         7     SOLE VOTING POWER
  NUMBER OF                         17,100
   SHARES              --------------------------------------------------------
 BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY                        1,651,031
    EACH               --------------------------------------------------------
  REPORTING              9     SOLE DISPOSITIVE POWER
 PERSON WITH                       1,040,738
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                    627,393
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,668,131
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*       See description under Item 5.                        [X]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.8%
          ---------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON*
                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092113109                       13D   Page    3     of    14     Pages
         ---------------------                       --------    --------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Michelle R. Fawcett
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUND*
                 SC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
          ---------------------------------------------------------------------

                         7     SOLE VOTING POWER
  NUMBER OF                        -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY                         1,668,131
    EACH               --------------------------------------------------------
  REPORTING              9     SOLE DISPOSITIVE POWER
 PERSON WITH                       107,317
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   1,560,814
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,668,131
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        See description under Item 5.                       [X]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.8%
          ---------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON*
                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092113109                       13D   Page    4     of    14     Pages
         ---------------------                       --------    --------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    John W. Salyer, Jr.
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUND*
                 SC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
          ---------------------------------------------------------------------

                         7     SOLE VOTING POWER
  NUMBER OF                        -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY                         1,668,131
    EACH               --------------------------------------------------------
  REPORTING              9     SOLE DISPOSITIVE POWER
 PERSON WITH                       1,98,123
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   1,470,007
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,668,131
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        See description under Item 5.                       [X]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.8%
          ---------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON*
                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092113109                       13D   Page    5     of    14     Pages
         ---------------------                       --------    --------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marsha Fournier
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUND*
                    SC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

          ---------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
          ---------------------------------------------------------------------

                         7     SOLE VOTING POWER
  NUMBER OF                        -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY                        1,668,131
    EACH               --------------------------------------------------------
  REPORTING              9     SOLE DISPOSITIVE POWER
 PERSON WITH                      107,317
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                  1,560,814
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,668,131
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        See description under Item 5.                       [X]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.8%
          ---------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON*
                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092113109                       13D   Page    6     of    14     Pages
         ---------------------                       --------    --------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Monica Breslow
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUND*
                    SC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

          ---------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
          ---------------------------------------------------------------------

                         7     SOLE VOTING POWER
  NUMBER OF                        -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY                         1,668,131
    EACH               --------------------------------------------------------
  REPORTING              9     SOLE DISPOSITIVE POWER
 PERSON WITH                       107,317
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   1,560,814
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,688,131
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        See description under Item 5.                       [X]

           ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.8%
          ---------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON*
                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 092113109                       13D   Page    7     of    14     Pages
         ---------------------                       --------    --------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Melissa S. Forsythe
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUND*
                  SC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

          ---------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
          ---------------------------------------------------------------------

                         7     SOLE VOTING POWER
  NUMBER OF                        -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY                         1,668,131
    EACH               --------------------------------------------------------
  REPORTING              9     SOLE DISPOSITIVE POWER
 PERSON WITH                       107,317
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                   1,560,814
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,668,131
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*        See description under Item 5.                       [X]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.8%
          ---------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON*
                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page -8- of 14 Pages

     ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock $1.00 par value per share, (the "Common Stock") of Black Hills Corporation, a South Dakota corporation (the "Company"). The principal executive offices of the Company are located at 625 Ninth Street, Rapid City, South Dakota 57709.

     ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed on behalf of the former shareholders of Indeck Capital, Inc., a Delaware corporation, consisting of Michelle R. Fawcett, Marsha Fournier, Monica Breslow, Melissa S. Forsythe, Gerald R. Forsythe and John W. Salyer, Jr. (collectively, the "Reporting Persons") -----------------

     The Reporting Persons are filing this Statement jointly as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, solely as a result of their agreement to acquire and vote the securities pursuant to the Merger Agreement and Shareholders Agreement as more fully discussed in Items 3 and 4. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 1.

Name:                                 Michelle R. Fawcett
Citizenship:                          United States
Occupation:                           Homemaker
Name of Employer:                     N/A
Business of Employer:                 N/A
Business Address:                     N/A

Name:                                 Marsha Fournier
Citizenship:                          United States
Occupation:                           Executive
Name of Employer:                     Indeck Power Equipment Company, Inc.

Business of Employer:                 Energy
Business Address:                     1111 South Willis Avenue
                                      Wheeling, IL 60090

Name:                                 Monica Breslow
Citizenship:                          United States

                                                            Page -9- of 14 Pages


Occupation:                           Homemaker
Name of Employer:                     N/A
Business of Employer:                 N/A
Business Address:                     N/A

Name:                                 Melissa S. Forsythe
Citizenship:                          United States
Occupation:                           Homemaker
Name of Employer:                     N/A
Business of Employer:                 N/A
Business Address:                     N/A

Name:                                 Gerald R. Forsythe
Citizenship:                          United States
Occupation:                           Executive
Name of Employer:                     Indeck Power Equipment Company, Inc.
Business of Employer:                 Energy
Business Address:                     1111 South Willis Avenue
                                      Wheeling, IL 60090

Name:                                 John W. Salyer, Jr.
Citizenship:                          United States
Occupation:                           Executive
Name of Employer:                     Black Hills Energy Capital, Inc.
Business of Employer:                 Independent Power Generation
Business Address:                     1075 Noel Avenue
                                      Wheeling, IL 60090

     During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five (5) years, none of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                                                           Page -10- of 14 Pages


     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Forsythe acquired 17,100 shares of the Company's Common Stock during January and February of 2000 using personal funds in an aggregate amount equal to $412,275.

     On June 30, 2000, Black Hills issued 1,536,751 shares of Common Stock and 4,000 shares of Series 2000-A Preferred Stock to the Reporting Persons pursuant to the Agreement and Plan of Merger, dated as of January 1, 2000, by and among the Company, Black Hills Energy Capital, Inc. ("BHEC"), Indeck Capital, Inc. ("Indeck"), and the Reporting Persons, as amended, modified and supplemented to the date hereof (the "Merger Agreement") pursuant to which Indeck merged with and into BHEC.

     ITEM 4. PURPOSE OF TRANSACTION.

     The securities of the Company were issued to the Reporting Persons as merger consideration pursuant to the Merger Agreement. Additionally, pursuant to the Merger Agreement, additional shares of the Company may be issued to the Reporting Persons in the future as contingent merger consideration. The Reporting Persons entered into a Shareholders Agreement whereby the Reporting Persons are entitled to nominate one member to the Board of Directors of the Company and vote for such nominee (the Shareholders Agreement). Pursuant to the Shareholders Agreement, the Reporting Persons nominated Mr. Forsythe and Mr. Forsythe has been elected to the Company's Board of Directors. Mr. Forsythe acquired 17,100 shares of Black Hills Common Stock in the open market. All the securities acquired by the Reporting Persons are being held for investment purposes.

     Except as disclosed above, the Reporting Persons presently have no plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of directors or to fill any existing vacancies on the Company's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any other material change in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity

                                                           Page -11- of 14 Pages


securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

     ITEM 5. INTEREST INSECURITIES OF THE ISSUER.

     (a) Based on the Form 10-Q of the Company for the period ended March 31, 2000, as of April 28, 2000, there were 21,390,946 shares of the Company's Common Stock outstanding. In the aggregate, the Reporting Persons beneficially own 1,668,131 shares of the Company's Common Stock, including 4,000 shares of Series 2000-A Preferred Stock convertible into 114,280 shares of Common Stock. These shares represent approximately 7.8% of the Company's Common Stock outstanding as of April 28, 2000. Mr. Forsythe, as a Director of the Company, will be entitled to participate in programs of the Company in which he may obtain from time to time additional shares of the Company's Common Stock, including the Outside Directors Stock Based Compensation Plan. Mr. Salyer, as an employee of the Company, will be entitled to participate in programs of the Company in which he may obtain from time to time additional shares of the Company's Common Stock, including the Black Hills Corporation 1996 Stock Option Plan. The Reporting Persons, as shareholders of the Company, will be entitled to participate in programs of the Company in which they may obtain from time to time additional shares of the Company's Common Stock, including a Dividend Reinvestment
Plan.

     (b) The information required by Item 5(b) may be found in the responses to Items 7, 8, 9, 10 and 11 of the cover pages to this Schedule 13D. Each Reporting Person disclaims beneficial ownership of securities over which such Reporting Person does not have sole dispositive power.

     (c) None.

     (d) None.

     (e) Not applicable.

                                                           Page -12- of 14 Pages


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for as set forth in the Merger Agreement (as described above), the Shareholders Agreement (as described above) and a Registration Rights Agreement between the Company and the reporting Persons, whereby the Reporting Persons were granted rights to have their Common Stock registered under the Securities Act of 1933, as amended, to best knowledge of the Reporting Persons, there are no other contracts, assignments, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                           Page -13- of 14 Pages


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:    Joint Filing Agreement among the Reporting Persons

Exhibit 2: Agreement and Plan of Merger, dated as of January 1, 2000, among the Company, BHEC, Indeck, and the Reporting Persons.

Exhibit 3: Addendum to the Agreement and Plan of Merger, dated as of April 6, 2000, among the Company, BHEC, Indeck, and the Reporting Persons.

Exhibit 4:    Supplemental Agreement Regarding Contingent Merger
              Consideration, dated as of January 1, 2000, among the Company, BHEC, Indeck, and the Reporting Persons.

Exhibit 5: Supplemental Agreement Regarding Restructuring of Certain Qualifying Facilities.

Exhibit 6: Addendum to the Agreement and Plan of Merger, dated as of June 30, 2000, among the Company, BHEC, Indeck, and the Reporting Persons.

Exhibit 7: Registration Rights Agreement among the Company and the Reporting Persons dated as of June 30, 2000.

Exhibit 8: Shareholders Agreement among the Company and the Reporting Persons dated as of June 30, 2000.

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement on Schedule 13D with respect to such person is true, complete and correct.

Date: July 5, 2000

                                       /s/ Gerald R. Forsythe
                                       ------------------------------------
                                       Name: Gerald R. Forsythe


                                       /s/ Michelle R. Fawcett
                                       ------------------------------------
                                       Name: Michelle R. Fawcett


                                       /s/ Marsha Fournier
                                       ------------------------------------
                                       Name: Marsha Fournier


                                       /s/ Monica Breslow
                                       ------------------------------------
                                       Name: Monica Breslow


                                       /s/  Melissa S. Forsythe
                                       ------------------------------------
                                       Name:  Melissa S. Forsythe


                                       /s/ John W. Salyer, Jr.
                                       ------------------------------------
                                       Name: John W. Salyer, Jr.